Exhibit (a)(5)(B)

For immediate release:

September 10, 2008

           PLANET HOLLYWOOD INTERNATIONAL, INC. COMPLETES THE INITIAL
   OFFERING PERIOD OF ITS TENDER OFFER AND WILL ACQUIRE CONTROL OF BUCA, INC.;
                      ANNOUNCES SUBSEQUENT OFFERING PERIOD

   NEW  YORK,  September 10,  2008  --  Planet  Hollywood  International,  Inc.
("Planet   Hollywood")   announced   today  that  its  indirect  wholly  owned
subsidiary, BUCA Financing LLC (the "Purchaser"), has completed the initial offering period of its tender offer for all outstanding shares of common stock of BUCA, Inc. (NASDAQ: BUCA).

   The initial offering period and withdrawal rights expired at 12:00 Midnight, New York City time, on Tuesday, September 9, 2008, with a total of approximately 18,006,900 shares of BUCA common stock being validly tendered and not withdrawn (including approximately 293,852 shares subject to guarantees of delivery), representing approximately 84% of all outstanding shares. All shares that were validly tendered and not properly withdrawn on or prior to that time have been accepted for purchase. The Purchaser will promptly issue payment for all such shares, at the offer price of $0.45 per share, net to the seller in cash, without interest and less any required withholding taxes.

   Upon acceptance for payment of, and payment for, the tender offer shares, the Merger Agreement grants Planet Hollywood the right to designate a number of individuals to the BUCA Board of Directors who, following their election, will constitute at least a majority of the BUCA Board of Directors.

   Planet Hollywood also announced today that Purchaser has commenced a subsequent offering period to acquire all of the remaining untendered shares of common stock of BUCA. The subsequent offering period will expire at 12:00 Midnight, New York City time, on Friday, September 12, 2008, unless extended. During this subsequent offering period, holders of shares of BUCA common stock who did not previously tender their shares into the offer may do so, and Purchaser will promptly purchase any shares properly tendered, for the same consideration (without interest) paid in the initial offering period of the tender offer. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, with two exceptions:
(1) shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn. Planet Hollywood and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law.

   After the expiration of the subsequent offering period (or any extension thereof), Planet Hollywood will acquire all of the remaining outstanding shares of BUCA common stock through a merger under Minnesota law. With the purchase of shares in the tender offer, Planet Hollywood will have sufficient voting power to approve the merger without the affirmative vote of any other BUCA shareholder. As a result of this merger, BUCA will become an indirect wholly-owned subsidiary of Planet Hollywood, and each outstanding share of BUCA common stock will be cancelled and (except for shares held by Planet Hollywood or Purchaser or shares for which dissenter rights are properly demanded) will be converted into the right to receive the same consideration, without interest, received by holders who tendered in the tender offer. Thereafter, BUCA common stock will cease to be traded on the NASDAQ Global Market.

   Piper Jaffray & Co. served as the exclusive financial advisor to BUCA.

   Altman Group, Inc. is the Information Agent for the tender offer. For questions and information regarding the tender offer and the subsequent offering period, please call Altman Group, Inc. at (866) 530-8628 (toll free).

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About Planet Hollywood

   Planet Hollywood International, Inc. is the creator and worldwide developer of consumer brands that capitalize on the universal appeal of movies, television, sports, music, and other leisure time activities. The company's worldwide operations offer products and services in the restaurant, retail, leisure, and entertainment sectors including, under license, the Planet Hollywood Resort & Casino, the hottest new property on the Las Vegas Strip featuring over 100,000 square feet of gaming, fine dining restaurants, an award-winning buffet, casual dining options, lounges and nightclubs.

Additional Information

   This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer has been made pursuant to a tender offer statement and related materials. BUCA shareholders are advised to read the tender offer statement and related materials, which have been filed by Planet Hollywood with the U.S. Securities and Exchange Commission (the "SEC"). The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) filed by Planet Hollywood with the SEC and the solicitation/recommendation statement filed by BUCA with the SEC contain important information which should be read carefully before any decision is made with respect to the tender offer. The tender offer statement and the solicitation/recommendation statement have been mailed to all BUCA shareholders of record.

   The tender offer statement and related materials may be obtained at no charge by directing a request by mail to the Altman Group, Inc., 1200 Wall Street West, Lyndhurst, NJ 07071, or by calling toll-free at (866) 530-8628, and may also be obtained at no charge the website maintained by the SEC at www.sec.gov.

   DISCLOSURE NOTICE: The information contained in this release is as of September 10, 2008. Except as required by law, Planet Hollywood does not assume any obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments. Some statements in this release may constitute forward-looking statements. Planet Hollywood cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the risk that the tender offer may not be completed or the merger may not be consummated for various reasons, including the failure to satisfy the conditions precedent to the completion of the acquisition.

Press Contacts:

   Amy Sadowsky         (702) 785-5815

Investor Relations Contacts:

   The Altman Group     (866) 530-8628